Exhibit 1.01

Conflict Minerals Report

Introduction

This Conflict Minerals Report of Tailored Brands, Inc. (the “Company”) for the year ended December 31, 2019, has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), for the reporting period January 1, 2019 to December 31, 2019 (the “Reporting Period”). In August 2012, the Securities and Exchange Commission (the “SEC”) released its rule on conflict minerals in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”).

The SEC rule requires registrants with certain minerals necessary to the functionality or production of its products to disclose certain information regarding the sourcing of such minerals, specifically, if such minerals were sourced from the Democratic Republic of the Congo or certain adjoining countries-Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia- (collectively, “Conflict Region”). Those minerals are currently identified as gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to - by the SEC’s rule - tantalum, tin, and tungsten.

These minerals, when sourced from the Conflict Region, are collectively known as “Conflict Minerals.” The Conflict Minerals Rule imposes certain reporting obligations on public companies whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. We determined that we are subject to the requirements of the Conflict Minerals Rule because we contract to manufacture certain products in which one or more of the 3TGs may be necessary to the functionality of those products.

Overview of Tailored Brand's Conflict Minerals Program

Tailored Brands, Inc. (the “Company”) is a leading omni-channel specialty retailer of menswear, including suits, formalwear and a broad selection of polished and business casual offerings. We help our customers look and feel their best by delivering personalized products and services through our convenient network of over 1,400 stores in the United States (“U.S.”) and Canada as well as our branded e-commerce websites at www.menswearhouse.com and www.josbank.com.

We have a network of suppliers, vendors, and manufacturers throughout the world. Therefore, there are multiple tiers between our company and the smelters and refineries (SORs). Since most of our products are manufactured through contracted manufacturers, we have to rely on our manufacturing and raw material suppliers to provide information and source of any 3TGs that are necessary to the functionality of our products. Due to our position as a downstream company, we do not have a direct relationship with the smelters and do not directly commission a third-party of the SORs. We rely on industry initiatives for third-party audit information of the SORs, particularly the Responsible Minerals Initiative (RMI), formerly known as the Conflict-Free Sourcing Initiative (CFSI) founded by the Responsible Business Alliance (RBA), formerly known as Electronic Industry Citizenship Coalition (EICC), and Global e-Sustainability Initiative (GeSI).

Unless the context indicates otherwise, the terms “Company,” “we,” “us” and “our” refer to Tailored Brands, Inc. and its consolidated subsidiaries. The terms, “suppliers” and “supply chain partners” refer to our direct suppliers.

Conflict Minerals Program

The Company uses a vertical direct sourcing model with third-party suppliers, which covers design, product development, manufacturing, testing, quality control, and all necessary logistics required to get merchandise from the factory to the sales floor. As a result, we expect our direct sourcing suppliers to cooperate with us in our efforts to ascertain the source and origin of any minerals necessary to the functionality or production of our products to determine whether those minerals may be Conflict Minerals.

Due to the complex nature of our supply chain, we did a risk-based assessment of our suppliers who (1) manufactured finished goods that possibly contain 3TG and (2) suppliers of raw materials and hardware and metal components that could possibly contain 3TG. All the suppliers that provide us finished or raw goods that did not have the possibility of containing 3TG were deemed out of scope.

The Company, with the assistance of the Service Provider, reviewed the RCOI responses from the suppliers to ensure all appropriate information was provided and believes the information provided is reasonably reliable and supports the Company’s determination disclosure. Based on the results of the Company’s RCOI, the Company identified a limited number of suppliers that used the identified minerals in the manufacturing of their products for the Company. The Company was informed by these direct suppliers that the identified minerals were not sourced from the Conflict Region.

Due Diligence

We based our due diligence efforts on the Organisation for Economic Co-Operation and Development (OECD) Due Diligence for Responsible Supply Chains from Conflict-Affected and High Risks Areas, Third Edition. While the OECD Guidance is for both upstream and downstream companies, we focused it on downstream since that is our position in the supply chain; we have no direct relationship with SORs of 3TGs.

Step 1: Establish Strong Company Management Systems

Policy: The Company created a Conflict Minerals Policy Statement (the “Policy”) which supports the goal of the Act, namely to prevent armed groups from benefitting from the sourcing of Conflict Minerals. In furtherance of its Policy, the Company has partnered with an external third party to assist its suppliers in providing the information the Company requires to comply with the Act.

Team: Our company has an internal team responsible for managing the due diligence process to comply with the Conflict Minerals Rule. This team includes Corporate Social Responsibility and Compliance, Global Design and Sourcing, Legal, and Accounting. As previously noted, we use a Service Provider to support our internal team. The Service Provider assists with managing and validating the smelter information we received from our suppliers.

Supplier Control System: To determine the origin of the 3TGs in our Covered Products, we reached out to our in-scope suppliers through a third-party web-based software and requested them to fill out a survey based on the Conflict-Free Reporting Template (CMRT), designed by the RMI to identify the SORs in our products and the country of origin of these conflict minerals. The Service Provider allows suppliers to either complete a web-based survey or upload a completed CMRT. To escalate responses from any non-responsive suppliers, we also sent at least three follow up emails that served as reminders and included information on how to use the Service Provider website and provide an alternative email address. The system also allows us to track responses, run analytics, and email the suppliers. Suppliers were also given the option to email a completed CMRT to a specific address if they did not want to use the service. All submitted forms were reviewed, and if any data did not agree with the smelters provided on the CMRT, they would be flagged to be reviewed and determined whether they are accurate.

Supplier Engagement: For both new and existing suppliers, we communicate our expectations that they disclose the sources of their 3TG, mainly if they come from the identified Conflict-Affected and High-Risk Areas. Suppliers are giving this information in our Shipment Policies in the Routing Guide. Also, we send them a letter in the first quarter of the year reaffirming our commitment to transparency in our supply chain and informing them that we are conducting our due diligence process and that they will be receiving a survey from our Service Provider.

Grievance Mechanism: We have a company grievance mechanism for employees, suppliers, and other stakeholders to report any ethical concerns including conflict minerals.

Step 2: Supply Chain Risk Identification and Assessment

Identify SORs in Our Supply Chain: The first step to assessing our risk in conflict minerals is to identify suppliers that possibly supply necessary conflict minerals to our products and then consider them in-scope. We provide an annual survey to those in-scope suppliers to declare conflict minerals, using the CMRT, to identify the conflict minerals that might supply to Tailored Brands, the SORs that processed the conflict minerals, and the country of origin of the conflict minerals. The Service Provider is then able to validate the data for completeness, reasonableness, and consistency of answers and contact any suppliers for additional information if their responses have incomplete or inaccurate data.

Areas of risks are identified by reviewing the data collected in our Service Provider’s system. This year, all of the supplier responses included only smelters that have been audited by the Responsible Minerals Initiative (RMI).

Since many of our suppliers respond at a company level, it could also include factories that do not produce for us. Therefore, our smelter list might consist of smelters that are not directly used in our Covered Products.

Step 3: Design and Implement a Strategy to Respond to Risks

If our supplier uses a smelter or refiner that is not listed by RMI, then we would have to carry out further due diligence evaluating: the geographic proximity to the DRC and Covered Countries, RMI audit status, and if there is any plausible evidence of sourcing of Conflict Minerals. The risk mitigation will depend on the supplier’s Conflict Mineral program that includes their due diligence efforts and corrective actions.

Risk mitigation efforts could include bringing suppliers into conformity with our Conflict Minerals Policy, which may consist of encouraging direct suppliers to source from validated conflict-free SOR.

Step 4: Independent Third-Party Audit

We are not required to obtain an independent private sector audit (IPSA). We do not have any direct relationship with the 3TG SORs, and we do not conduct any direct checks on them. We rely heavily on industry of smelters and refiners as part of the RMI program, which uses independent third-party auditors to audit the source, which includes the mine of origin and the chain of custody of the conflict minerals to ensure compliance.

Step 5: Report on Supply Chain Due Diligence

The Company’s website address is www.tailoredbrands.com. Through the investor relations section of this website, the Company has provided access to this Form SD filing.

Due Diligence Results

The Company performed an RCOI to determine whether any minerals necessary to the functionality or production of our products constitute Conflict Minerals. The Company identified all direct sourcing suppliers that were contract manufacturers for the Company during the calendar year ended December 31, 2019. Next, the Company, with the assistance of a service provider, evaluated the identified relevant suppliers and requested that they review and complete a Conflict Minerals Reporting Template (CMRT).

The Company, with the assistance of the service provider, reviewed the RCOI responses from the suppliers to ensure all appropriate information was provided and believes the information provided is reasonably reliable and supports the Company’s determination disclosure. Based on the results of the Company’s RCOI, the Company identified a limited number of suppliers that used the identified minerals in the manufacturing of their products for the Company. These direct suppliers informed the Company that the identified minerals were Conflict-Free. The Company did not have any direct engagement with or conduct any on-site visits of, any SOR’s or suppliers on this issue.

Our survey responses from suppliers indicate that gold and tin are or could be necessary to the functionality of our products that our Company contracts with manufacturers, including, but not limited to apparel, and metal components such as zippers, grommets, trim, buttons, buckles, and accessories.

As stated above, we expect our direct sourcing suppliers to cooperate with us in our efforts to ascertain the source and origin of any minerals necessary to the functionality or production of our products to determine whether those minerals may be Conflict Minerals.

Therefore, as a result of the measures and inquiries described above, the Company has no reason to believe that any of the identified minerals necessary to the functionality or production of Company products are Conflict Minerals. Despite the due diligence framework and our work with our suppliers to review our supply chain, we cannot warrant that our products do not contain Conflict Minerals.

Moving Forward

We will continue engaging in our activities mentioned in our Conflict Minerals Program section above. We intend to continue to build an ethical supply chain for our company.